UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Amendment No. 1

Under the Securities Exchange Act of 1934*

American Lorain Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

27297100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27297100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund, L.P. (20-5004931)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,092,5951
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,092,5951
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,5951 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.97%*1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 1,019,252 warrants to purchase common stock, par value $0.001 per share.  These warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are prohibited from exercising any warrants.

*Based on 34,471,801 outstanding shares of common stock, par value $0.001 per share, as reported by American Lorain Corporation on its Form 10-Q filing made on November 14, 2011.

CUSIP No.	27297100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,2711
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,2711
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,2711 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.59%*1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 64,174 warrants to purchase common stock, par value $0.001 per share.  These warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are prohibited from exercising any warrants.

* Based on 34,471,801 outstanding shares of common stock, par value $0.001 per share, as reported by American Lorain Corporation on its Form 10-Q filing made on November 14, 2011.

CUSIP No.	27297100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP, L.P. (20-5005219)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,297,866*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,297,866*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,866*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.57%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
1 This number does not reflect the reporting person’s ownership of 1,083,426 warrants to purchase common stock, par value $0.001 per share.  These warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are prohibited from exercising any warrants.

*Includes 3,092,595 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Fund, L.P. and 205,271 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 34,471,801 outstanding shares of common stock, par value $0.001 per share, as reported by American Lorain Corporation on its Form 10-Q filing made on November 14, 2011.

CUSIP No.	27297100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,297,866*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,297,866*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,866*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.57%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 This number does not reflect the reporting person’s ownership of 1,083,426 warrants to purchase common stock, par value $0.001 per share.  These warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are prohibited from exercising any warrants.

*Includes 3,092,595 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Fund, L.P. and 205,271 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 34,471,801 outstanding shares of common stock, par value $0.001 per share, as reported by American Lorain Corporation on its Form 10-Q filing made on November 14, 2011.

CUSIP No.	27297100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,297,866*1
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,297,866*1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,297,866*1 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.57%**1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 This number does not reflect the reporting person’s ownership of 1,083,426 warrants to purchase common stock, par value $0.001 per share.  These warrants are immediately exercisable, but a contractual provision prohibits the reporting person from exercising such warrants if such exercise would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock. Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are prohibited from exercising any warrants.

*Includes 3,092,595 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Fund, L.P. and 205,271 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 34,471,801 outstanding shares of common stock, par value $0.001 per share, as reported by American Lorain Corporation on its Form 10-Q filing made on November 14, 2011.

Item 4	Ownership:

The information below is as of the date of December 31, 2011.

(a)  Amount beneficially owned:
1.  Jayhawk Private Equity Fund, L.P.: 3,092,595
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 205,271
3.  Jayhawk Private Equity GP, L.P.: 3,297,866*
4.  Jayhawk Capital Management, L.L.C.: 3,297,866*
5.  Kent C. McCarthy: 3,297,866*

(b)  Percent of class:
1.  Jayhawk Private Equity Fund, L.P.: 8.97%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 0.59%
3.  Jayhawk Private Equity GP, L.P.: 9.57%
4.  Jayhawk Capital Management, L.L.C.: 9.57%
5.  Kent C. McCarthy: 9.57%

Percent of class is based on 34,471,801 outstanding shares of common stock, par value $0.001 per share, as reported by American Lorain Corporation on its Form 10-Q filing made on November 14, 2011.

(c)  Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote:
1.  Jayhawk Private Equity Fund, L.P.:0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Kent C. McCarthy: 0

(ii)    Shared power to vote or direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 3,092,595
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 205,271
3.  Jayhawk Private Equity GP, L.P.: 3,297,866*
4.  Jayhawk Capital Management, L.L.C.: 3,297,866*
5.  Kent C. McCarthy: 3,297,866*

(iii)   Sole power to dispose or to direct the disposition of:  0
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Kent C. McCarthy: 0

(iv)  Shared power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.: 3,092,595
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 205,271
3.  Jayhawk Private Equity GP, L.P.: 3,297,866*
4.  Jayhawk Capital Management, L.L.C.: 3,297,866*
5.  Kent C. McCarthy: 3,297,866*

* Includes 3,092,595 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Fund, L.P. and 205,271 shares of common stock, par value $0.001 per share, held by Jayhawk Private Equity Co-Invest Fund, L.P.

In addition to the common stock listed above, Jayhawk Private Equity Fund, L.P. and Jayhawk Private Equity Co-Invest Fund, L.P. each holds 1,019,252 and 64,174, respectively, warrants to purchase common stock, par value $0.001 per share.  These warrants are immediately exercisable, but a contractual provision prohibits the reporting persons from exercising such warrants if such exercise would result in all of the reporting persons covered in this Schedule 13G/A owning more than 4.99% of the issuer’s common stock.  Due to the current ownership of all of the reporting persons covered in this Schedule 13G/A, they are prohibited from exercising any warrants.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2012

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, LLC Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner

By:	Jayhawk Capital Management, LLC Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner

By:	Jayhawk Capital Management, LLC Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A  (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of American Lorain Corporation, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2012.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, LLC

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, LLC Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner

By:	Jayhawk Capital Management, LLC Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner

By:	Jayhawk Capital Management, LLC Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager